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                                                                       EXHIBIT 1





CONTACT: Brian A. Brumm                                    FOR IMMEDIATE RELEASE
         (513) 762-6685


                 ROTO-ROOTER'S SPECIAL COMMITTEE TAKES NEUTRAL
                        POSITION ON CHEMED TENDER OFFER


        CINCINNATI, August 27, 1996--Roto-Rooter, Inc. (NASDAQ:ROTO) today announced that a Special Committee of its Board of Directors has determined to take a neutral position with respect to the tender offer that Chemed Corporation (NYSE:CHE) commenced on August 14, 1996 to purchase any and all of the outstanding shares of Common Stock of Roto-Rooter for a cash price of $41.00 per share. On August 20, 1996, Roto-Rooter's Board of Directors appointed Donald E. Saunders, a Roto-Rooter director, to act as a Special Committee with full authority and responsibility to determine Roto-Rooter's response to Chemed's offer and to prepare Roto-Rooter's Solicitation/Recommendation Statement on
Schedule 14D-9. After consulting with legal and financial advisors, the Special Committee concluded that the $41.00 offer price is fair, and that stockholders should make a determination whether to tender based upon their own unique circumstances. The Special Committee's conclusion is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 which Roto-Rooter filed today with the Securities and Exchange Commission and which is being mailed to Roto-Rooter's stockholders.



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